TOWER ONE WIRELESS CORP.
Suite 600 - 535 Howe Street
Vancouver, BC V6C 2Z4

Telephone: 604-559-8051

NOTICE OF ANNUAL GENERAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of shareholders of Tower One Wireless Corp. (the "Company") will be held in a virtual only format, which will be conducted via telephone conference, on November 18, 2022, at the hour of 9:00 a.m. (Pacific Standard Time) for the following purposes:

(1) to receive the audited financial statements of the Company for the fiscal year ended December 31, 2021 and the accompanying report of the auditors;

(2) to set the number of directors of the Company at four (4);

(3) to elect Robert Horsley, Alejandro Ochoa, Fabio Alexander Vasquez and Gabriel Tejada Arenas as directors of the Company;

(4) to appoint Smythe LLP, Chartered Professional Accountants as the auditors of the Company for the fiscal year ending December 31, 2022;

(5) to authorize the directors of the Company to fix the remuneration to be paid to the auditors for the fiscal year ending December 31, 2022;

(6) to  transact  such  further  or  other  business  as  may  properly  come  before  the  Meeting  and  any adjournment or postponement thereof.

Registered Shareholders and validly appointed proxyholders may attend the meeting by calling 877-407-4019 (toll-free in Canada and the United States) or 201-689-8337 (international). Registered Shareholders who attend the virtual meeting will have an equal opportunity to participate at the Meeting, regardless of their geographical location.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the

Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

The board of directors of the Company has fixed October 14, 2022 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please vote by proxy by following the instructions provided in the form of proxy at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, or a trustee or administrator of a retirement savings plan, retirement income fund, education savings plan or other similar savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf (each, an "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, this 20th day of October, 2022. By Order of the Board of Directors of

TOWER ONE WIRELESS CORP.

"Alejandro Ochoa"

Alejandro Ochoa

President, Chief Executive Officer,

Interim Chief Financial Officer and Director

PLEASE VOTE.  YOUR VOTE IS IMPORTANT.  WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING,
PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED FORM OF PROXY AND PROMPTLY RETURN IT IN
THE ENVELOPE PROVIDED.